Filed with the Securities and Exchange Commission on January 27, 2023
Securities Act of 1933 File No. 033-70958
Investment Company Act of 1940 File No. 811-08104

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933 ☒

Pre-Effective Amendment No.

Post-Effective Amendment No. 133

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940 ☒

Amendment No. 135

(Check appropriate box or boxes.)

TOUCHSTONE FUNDS GROUP TRUST
(Exact name of Registrant as Specified in Charter)

303 Broadway, Suite 1100, Cincinnati, Ohio 45202
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code: (800) 638-8194

E. Blake Moore, Jr., 303 Broadway, Suite 1100, Cincinnati, Ohio 45202
(Name and Address of Agent for Service)

Copies to:
Clair E. Pagnano, Esq.
K&L Gates LLP
One Lincoln Street
Boston, Massachusetts 02111-2950

Ndenisarya M. Bregasi, Esq.
K&L Gates LLP
1601 K Street, NW
Washington, D.C. 20006-1600

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended.

_________________________________________________________________________________________________

Explanatory Note

Post-Effective Amendment No. 132 to the Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104) (the “Registration Statement”) of Touchstone Funds Group Trust (the “Registrant”) was filed on January 26, 2023 under the Securities Act of 1933, as amended (the “1933 Act”). This Post-Effective Amendment No. 133 to the Registration Statement is being filed pursuant to Rule 462(d) under the 1933 Act solely for the purpose of updating/correcting a previously filed exhibit (Exhibit (j)(1)) to the Registration Statement and making other related changes to Part C. Accordingly, this Post-Effective Amendment No. 133 consists only of a facing page, this explanatory note, and Part C of the Registration Statement setting forth the updated/corrected exhibit to the Registration Statement. This Post-Effective Amendment No. 133 does not modify any other part of the Registration Statement other than Part C thereof. Pursuant to Rule 462(d) under the 1933 Act, this Post-Effective Amendment No. 133 shall become effective immediately upon filing with the Securities and Exchange Commission (the "SEC"). This Post-Effective Amendment No. 133 does not change the form of any Prospectus or Statement of Additional Information included in the post-effective amendments previously filed with the SEC.

PART C. OTHER INFORMATION
ITEM 28. EXHIBITS:

(a)(1)
Registrant’s Certificate of Trust dated October 22, 1993 is herein incorporated by reference to Exhibit (1)(a) of Registrant’s Registration Statement on Form N-14 (File No. 333-193307), filed with the Securities and Exchange Commission (“SEC”) on January 10, 2014.

(a)(2)	Amended and Restated Agreement and Declaration of Trust dated October 8, 1998 is herein incorporated by reference to Exhibit (a)(5) of Post-Effective Amendment No. 8 to Registrant’s Registration Statement on Form N-1A (File No. 033-70958), filed with the SEC on November 24, 1998.
(a)(3)	Certificate of Amendment of Amended and Restated Agreement and Declaration of Trust dated November 23, 1998 is herein incorporated by reference to Exhibit (a)(6) of Post-Effective Amendment No. 10 to Registrant’s Registration Statement on Form N-1A (File No. 033-70958), filed with the SEC on January 27, 1999.
(a)(4)
Certificate of Amendment of Certificate of Trust dated March 24, 2004 is herein incorporated by reference to Exhibit (a)(7) of Post-Effective Amendment No. 18 to Registrant’s Registration Statement on Form N-1A (File No. 033-70958), filed with the SEC on May 3, 2004.

(a)(5)
Certificate of Amendment of Certificate of Trust dated November 17, 2006 is herein incorporated by reference to Exhibit (a)(8) of Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on February 1, 2007.

(a)(6)
Certificate of Correction of a Statutory Trust dated April 17, 2009 is herein incorporated by reference to Exhibit (1)(a) of Registrant’s Registration Statement on Form N-14 (File No. 333-193307), filed with the SEC on January 10, 2014.

(b)
Amended and Restated By-Laws of the Trust as revised November 19, 2015 are herein incorporated by reference to Exhibit (b) of Post-Effective Amendment No. 77 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2016.

(c)
Instruments Defining Rights of Security Holders are herein incorporated by reference to Exhibit (c) of Post-Effective Amendment No. 34 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on September 19, 2007.

(d)(1)(a)
Investment Advisory Agreement between the Registrant and Touchstone Advisors, Inc. dated February 17, 2006 is herein incorporated by reference to Exhibit (6)(a) of Registrant’s Registration Statement on Form N-14 (File No. 333-18613), filed with the SEC on July 10, 2012.

(d)(1)(b)
Amended Schedule C-1 dated January 1, 2022 of the Investment Advisory Agreement between the Registrant and Touchstone Advisors, Inc. dated February 17, 2006 is herein incorporated by reference to Exhibit (d)(1)(b) of Post-Effective Amendment No. 131 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2022.

(d)(2)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Sands Capital Management, LLC with respect to the Touchstone Sands Capital Select Growth Fund dated August 18, 2011 is herein incorporated by reference to Exhibit (d)(2)(b) of Post-Effective Amendment No. 65 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 30, 2012.

(d)(3)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Ultra Short Duration Fixed Income Fund dated February 20, 2009 is herein incorporated by reference to Exhibit (d)(9) of Post-Effective Amendment No. 43 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on May 4, 2009.

(d)(4)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Leeward Investments, LLC with respect to the Touchstone Mid Cap Value Fund dated March 1, 2022 is hereby incorporated by reference to Exhibit (d)(4) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(d)(5)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Leeward Investments, LLC with respect to the Touchstone Small Cap Value Fund dated March 1, 2022 is hereby incorporated by reference to Exhibit (d)(5) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(d)(6)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and The London Company of Virginia with respect to the Touchstone Small Cap Core Fund (now known as Touchstone Small Cap Fund) dated October 1, 2009 is herein incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 47 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on September 30, 2009.

(d)(7)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and The London Company of Virginia with respect to the Touchstone Mid Cap Fund dated December 8, 2011 is herein incorporated by reference to Exhibit (d)(13) of Post-Effective Amendment No. 65 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 30, 2012.

(d)(8)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and EARNEST Partners, LLC with respect to the Touchstone Total Return Bond Fund (now known as the Touchstone Impact Bond Fund) dated May 19, 2011 is herein incorporated by reference to Exhibit (d)(20) of Post-Effective Amendment No. 62 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on August 9, 2011.

(d)(8)(a)
Amendment to Sub-Advisory Agreement between Touchstone Advisors, Inc. and EARNEST Partners, LLC with respect to the Touchstone Impact Bond Fund dated as of September 1, 2021 is herein incorporated by reference to Exhibit (d)(8)(a) of Post-Effective Amendment No. 131 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2022.

(d)(9)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Active Bond Fund dated January 27, 2017 is herein incorporated by reference to Exhibit (d)(13) of Post-Effective Amendment No. 94 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 25, 2018.

(d)(9)(a)
Amendment to Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Active Bond Fund dated as of January 1, 2022 is hereby incorporated by reference to Exhibit (d)(9)(a) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(d)(10)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the the Touchstone High Yield Fund dated January 27, 2017 is herein incorporated by reference to Exhibit (d)(14) of Post-Effective Amendment No. 94 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 25, 2018.

(d)(11)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and TOBAM S.A.S. with respect to the Touchstone Anti-Benchmark International Core Equity Fund is herein incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 105 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on November 16, 2018.

(d)(12)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and TOBAM S.A.S. with respect to the Touchstone Anti-Benchmark US Core Equity Fund is herein incorporated by reference to Exhibit (d)(17) of Post-Effective Amendment No. 105 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on November 16, 2018.

(d)(13)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Ares Capital Management II, LLC with respect to the Touchstone Ares Credit Opportunities Fund is herein incorporated by reference to Exhibit (d)(18) of Post-Effective Amendment No. 111 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on May 14, 2019.

(d)(13)(a)
Amendment to Sub-Advisory Agreement between Touchstone Advisors, Inc. and Ares Capital Management II LLC, with respect to the Touchstone Ares Credit Opportunities Fund dated as of April 18, 2022 is hereby incorporated by reference to Exhibit (d)(13)(a) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(d)(14)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Rockefeller & Co. LLC with respect to the Touchstone International ESG Equity Fund is incorporated by reference to Exhibit (d)(15) of Post-Effective Amendment No. 114 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with SEC on August 23, 2019.

(d)(15)
Sub-Advisory Agreement between Touchstone Advisors, Inc. and Fort Washington Investment Advisors, Inc. with respect to the Touchstone Dividend Equity Fund dated July 15, 2021 is incorporated by reference to Exhibit (d)(16) of Post-Effective Amendment No. 128 to Registrant’s Registration Statement on Form N1-A (File Nos. 033-70958 and 811-08104), filed with SEC on August 2, 2021.

(e)(1)
Distribution Agreement between the Registrant and Touchstone Securities, Inc. is herein incorporated by reference to Exhibit (e)(1) of Post-Effective Amendment No. 28 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on September 21, 2006.

(e)(2)
Form of Underwriter’s Dealer Agreement is herein incorporated by reference to Exhibit (e)(2) of Post-Effective Amendment No. 29 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on February 1, 2007.

(f)
Touchstone Trustee Deferred Compensation Plan is herein incorporated by reference to Exhibit (f) of Post-Effective Amendment No. 51 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2010.

(g)(1)
Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated February 25, 2008 is herein incorporated by reference to Exhibit (g) of Post-Effective Amendment No. 41 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2009.

(h)(1)
Amended Administration Agreement between the Registrant and Touchstone Advisors, Inc. dated January 1, 2007 is herein incorporated by reference to Exhibit (h)(1) of Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2013.

(h)(2)
Amended and Restated Sub-Administration and Accounting Agreement between Touchstone Advisors, Inc. and The Bank of New York Mellon dated January 1, 2021 is herein incorporated by reference to Exhibit (h)(2) of Post-Effective Amendment No 122 to Registrant's Registration Statement on From N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 27, 2021.

(h)(3)
Amended and Restated Transfer Agency and Shareholder Services Agreement between the Registrant and BNY Mellon Investment Servicing (US) Inc. dated January 1, 2021 is herein incorporated by reference to Exhibit (h)(3) of Post-Effective Amendment No 122 to Registrant's Registration Statement on From N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 27, 2021.

(h)(4)(a)
State Filing Services Agreement between Registrant and BNY Mellon Investment Servicing (US) Inc. dated December 5, 2011 is herein incorporated by reference to Exhibit (h)(4) of Post-Effective Amendment No. 65 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 30, 2012.

(h)(4)(b)
Amended Schedule A dated September 30, 2013 to the State Filing Services Agreement between Registrant and BNY Mellon Investment Servicing (Us) Inc. dated December 5, 2011 is herein incorporated by reference to Exhibit (h)(4)(b) of Post-Effective Amendment No. 72 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 27, 2014.

(h)(5)
Fidelity Bond Allocation Agreement dated April 1, 2011 is herein incorporated by reference to Exhibit (13)(h) of Post-Effective Amendment No. 2 to Registrant’s Registration Statement on Form N-14 (File Nos. 333-177599 and 811-08104), filed with the SEC on April 25, 2012.

(h)(6)(a)
Expense Limitation Agreement between Touchstone Advisors, Inc. and the Registrant effective as of January 25, 2013 is herein incorporated by reference to Exhibit (13)(a)(1) of Registrant’s Registration Statement on Form N-14 (File No. 333-193307), filed with the SEC on January 10, 2014.

(h)(6)(b)
Amendment to the Expense Limitation Agreement between Touchstone Advisors, Inc. and the Registrant dated August 31, 2015 is herein incorporated by reference to Exhibit (h)(6)(b) of Post-Effective Amendment No. 77 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2016.

(h)(6)(c)
Amended Schedule A dated January 27, 2023 to the Expense Limitation Agreement dated January 25, 2013 between Touchstone Advisors, Inc. and the Registrant is hereby incorporated by reference to Exhibit (h)(6)(c) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(h)(7)
Expense Limitation Agreement between Touchstone Advisors, Inc. and the Registrant effective as of January 25, 2013 with respect to the Touchstone Sands Capital Select Growth Fund is herein incorporated by reference to Exhibit (13)(g)(1) of Registrant’s Registration Statement on Form N-14 (File No. 333-193307), filed with the SEC on January 10, 2014.

(h)(8)
Form of Securities Lending Agency Agreement between the Registrant and Brown Brothers Harriman & Co. dated February 1, 2013 is herein incorporated by reference to Exhibit (h)(8) of Post-Effective Amendment No. 72 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 27, 2014.

(h)(9)
Master Interfund Lending Agreement dated December 15, 2017 is herein incorporated by reference to Exhibit (h)(9) of Post-Effective Amendment No. 107 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2019.

(h)(10)
Amended & Restated Class Action Services Agreement dated February 16, 2018 between the Registrant and Brown Brothers Harriman & Co. is herein incorporated by reference to Exhibit (h)(10) of Post-Effective Amendment No. 107 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2019.

(i)	Not applicable
(j)(1)	Consent of Ernst & Young LLP is filed herewith.
(j)(2)
Consent of Tait, Weller & Baker LLP is hereby incorporated by reference to Exhibit (j)(2) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(k)	Not Applicable.
(l)	Not Applicable.
(m)(1)(a)
Distribution and Shareholder Services Plan for Class A shares is herein incorporated by reference to exhibit (m)(1) of Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2013.

(m)(1)(b)
Amended Exhibit A dated July 16, 2021 to the Distribution and Shareholder Services Plan for Class A is herein incorporated by reference to Exhibit (m)(1)(b) of Post-Effective Amendment No. 131 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2022.

(m)(2)(a)
Distribution and Shareholder Services Plan for Class C shares is herein incorporated by reference to exhibit (m)(2) of Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2013.

(m)(2)(b)
Amended Exhibit A dated July 16, 2021 to the Distribution and Shareholder Services Plan for Class C is herein incorporated by reference to Exhibit (m)(2)(b) of Post-Effective Amendment No. 131 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2022.

(m)(3)
Shareholder Services Plan for Class Z shares is herein incorporated by reference to Exhibit (m)(3) of Post-Effective Amendment No. 41 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2009.

(m)(4)
Distribution and Shareholder Servicing Plan for Class S shares is herein incorporated by reference to Exhibit (m)(4) of Post-Effective Amendment No. 89 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on October 30, 2017.

(n)(1)
Amended and Restated Rule 18f-3 Multiple Class Plan is herein incorporated by reference to Exhibit (n)(1) of Post-Effective Amendment No. 107 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2019.

(n)(2)
Amended Schedule A dated November 22, 2021 to the Amended and Restated Rule 18f-3 Multiple Class Plan is herein incorporated by reference to Exhibit (n)(2) of Post Effective Amendment No. 130 to Registrant's Registration statement on Form N-1A (file Nos. 033-70958 and 811-08104), filed with the SEC on November 19, 2021.

(o)	Not Applicable.
(p)(1)
Code of Ethics of Touchstone Advisors, Inc., Touchstone Funds, and Touchstone Securities, Inc. is hereby incorporated by reference to Exhibit (p)(1) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(p)(2)
Code of Ethics for Sands Capital Management, Inc. is herein incorporated by reference to Exhibit (p)(2) of Post-Effective Amendment No 122 to Registrant's Registration Statement on From N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 27, 2021.

(p)(3)
Code of Ethics for Fort Washington Investment Advisors, Inc. is hereby incorporated by reference to Exhibit (p)(3) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(p)(4)
Code of Ethics for Leeward Investment, LLC is hereby incorporated by reference to Exhibit (p)(4) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

(p)(5)
Code of Ethics for EARNEST Partners LLC is herein incorporated by reference to Exhibit (p)(7) of Post-Effective Amendment No. 107 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2019.

(p)(6)
Code of Ethics for The London Company of Virginia is herein incorporated by reference to Exhibit (p)(13) of Post-Effective Amendment No. 67 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 28, 2013.

(p)(7)
Code of Ethics for TOBAM S.A.S. is herein incorporated by reference to Exhibit (p)(10) of Post-Effective Amendment No. 101 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on July 18, 2018.

(p)(8)
Code of Ethics for Ares Capital Management II, LLC is herein incorporated by reference to Exhibit (p)(11) of Post-Effective Amendment No. 109 to Registrant’s Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on March 14, 2019.

(p)(9)
Code of Ethics for Rockefeller & Co. is herein incorporated by reference to Exhibit (p)(9) of Post-Effective Amendment No. 131 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2022.

(q)
Power of Attorney hereby incorporated by reference to Exhibit (q) of Post-Effective Amendment No. 132 to Registrant's Registration Statement on Form N-1A (File Nos. 033-70958 and 811-08104), filed with the SEC on January 26, 2023.

ITEM 29. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL WITH THE REGISTRANT.

None.

ITEM 30. INDEMNIFICATION.

Article VII of the Agreement and Declaration of Trust empowers the Trustees of the Trust, to the full extent permitted by law, to purchase with Trust assets insurance for indemnification from liability and to pay for all expenses reasonably incurred or paid or expected to be paid by a Trustee or officer in connection with any claim, action, suit or proceeding in which he or she becomes involved by virtue of his or her capacity or former capacity with the Trust.

Article VI of the By-Laws of the Trust provides that the Trust shall indemnify any person who was or is a party or is threatened to be made a party to any proceeding by reason of the fact that such person is or was an agent of the Trust, against expenses, judgments, fines, settlements and other amounts actually and reasonably incurred in connection with such proceeding if that person acted in good faith and reasonably believed his or her conduct to be in the best interests of the Trust. Indemnification will not be provided in certain circumstances, however, including instances of willful misfeasance, bad faith, gross negligence, and reckless disregard of the duties involved in the conduct of the particular office involved.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to the Trustees, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a Trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such Trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER

Touchstone Advisors, Inc.

Touchstone Advisors, Inc. (the “Advisor”) is a registered investment advisor that provides investment advisory services to the Touchstone Strategic Trust, Touchstone ETF Trust, Touchstone Variable Series Trust and Touchstone Funds Group Trust (the “Touchstone Fund Complex”). The following list sets forth the business and other connections of the directors and executive officers of the Advisor. Unless otherwise noted, the address of the corporations listed below is 303 Broadway, Cincinnati, Ohio 45202.

* The address is 400 Broadway, Cincinnati, Ohio 45202.

(1) Jill T. McGruder - Director, Touchstone Advisors, Inc.
(a) President and Chief Executive Officer - IFS Financial Services, Inc.
(b) President - Integrity Life Insurance Co.
(c) President - National Integrity Life Insurance Co.
(d) Trustee - Touchstone Fund Complex
(e) Senior Vice President — Western & Southern Financial Group, Inc.*
(f) Senior Vice President — W&S Brokerage Services, Inc.*
(g) Director — Touchstone Securities, Inc.
(h) Director - IFS Financial Services, Inc., Integrity Life Insurance Company, National Integrity Life Insurance Company, W&S Financial Group Distributors, Inc.*, W&S Brokerage Services, Inc.*

(2) Donald J. Wuebbling - Director - Touchstone Advisors, Inc.
(a) Director - Touchstone Securities, Inc., W&S Financial Group Distributors, Inc.*, Eagle Realty Investments, Inc.*, Integrity Life Insurance Company,* National Integrity Life Insurance Company,* Eagle Realty Group, LLC*, IFS Financial Services, Inc., Fort Washington Investment Advisors, Inc., W&S Brokerage Services, Inc.*, Columbus Life Insurance Company*, Eagle Realty Capital Partners, LLC, Gerber Life Insurance Company, The Lafayette Life Insurance Company, Western & Southern Agency, Inc.

(3) Jay J. Johnson — Vice President, Corporate Finance and Treasurer - Touchstone Advisors, Inc.
(a) Vice President, Corporate Finance and Treasurer - Western & Southern Mutual Holding Company*, Western & Southern Financial Group, Inc.*, The Western & Southern Life Insurance Company*, Western-Southern Life Assurance Company.*, Fort Washington Investment Advisors, Inc., IFS Financial Services, Inc., W&S Financial Group Distributors, Inc.*, Touchstone Securities, Inc., Columbus Life Insurance Company*, Eagle Realty Group, LLC*, Eagle Realty Investments, Inc.*, Integrity Life Insurance Company, National Integrity Life Insurance Company, The Lafayette Life Insurance Company, Gerber Life Insurance Company, Western & Southern Agency, Inc., W&S Brokerage Services, Inc.

(4) Terrie A. Wiedenheft - Chief Financial Officer and Chief Operations Officer - Touchstone Advisors, Inc.
(a) Senior Vice President, Chief Financial Officer and Chief Operations Officer - IFS Financial Services, Inc.
(b) Senior Vice President and Chief Financial Officer - W&S Brokerage Services, Inc.*
(c) Chief Financial Officer - Touchstone Securities, Inc.
(d) Senior Vice President - Fort Washington Investment Advisors, Inc.
(e) Vice President, Commission Accounting and Finance - Integrity Life Insurance Company, National Integrity Life Insurance Company
(f) Treasurer and Controller - Touchstone Fund Complex

(5) James N. Clark - Director - Touchstone Advisors, Inc.
(a) Director - Western & Southern Mutual Holding Company*, Western & Southern Financial Group, Inc.*, Western-Southern Life Assurance Company*
(b) Director - Eagle Realty Group, LLC*, Eagle Realty Investments, Inc.*, Touchstone Securities, Inc., W&S Financial Group Distributors, Inc.*, IFS Financial Services, Inc.

(6) Sarah S. Herron - Secretary - Touchstone Advisors, Inc.
(a) Secretary - Touchstone Securities, Inc.
(b) Corporate Secretary - W&S Brokerage Services, Inc.*
(c) Assistant General Councel - Investment & Regulations - Western & Southern Financial Group, Inc.*

(7) Timothy S. Stearns - Chief Compliance Officer - Touchstone Advisors, Inc., Touchstone Fund Complex, Touchstone Securities, Inc.
(a) Vice President - W&S Brokerage Services, Inc.*

(8) Timothy D. Paulin - Senior Vice President, Investment Research and Product Management - Touchstone Advisors, Inc.
(a) Vice President - Touchstone Fund Complex

(9) Jonathan D. Niemeyer - Director, Touchstone Advisors, Inc.
(a) Board of Directors, Bethesda, Inc., Cincinnati Art Museum, Association of Life Insurance Counsel
(b) Sr. Vice President, Chief Administrative Officer & General Counsel, The Western and Southern Life Insurance Company, Western & Southern Financial Group, Inc., Western-Southern Life Assurance Company, Western & Southern Mutual Holding Company
(c) Director, Eagle Realty Capital Partners, LLC, Gerber Life Agency, LLC, IFS Financial Services, Inc., Integrity Life Insurance Company, National Integrity Life Insurance Company, Touchstone Securities, Inc., W&S Brokerage Services, Inc., W&S Financial Group Distributors, Inc., Western & Southern Agency, Inc.
(d) Director, Sr. Vice President, Gerber Life Insurance Company

(10) E. Blake Moore, Jr. - President & Chief Executive Officer, Touchstone Advisors, Inc.
(a) President & Chief Executive Officer of Touchstone Securities, Inc.
(b) Senior Vice President of Western-Southern Life Assurance Company, Western & Southern Financial Group, Inc., Western & Southern Mutual Holding Company, The Western & Southern Life Insurance Company
(c) President - Touchstone Fund Complex

* The address is 400 Broadway, Cincinnati, Ohio 45202.

Fort Washington Investment Advisors, Inc.

Fort Washington Investment Advisors, Inc. (“Fort Washington”) is the sub-advisor for the Touchstone Active Bond Fund, Touchstone Dividend Equity Fund, Touchstone High Yield Fund and Touchstone Ultra Short Duration Fixed Income Fund. The principal address of Fort Washington is 303 Broadway, Suite 1200, Cincinnati, OH 45202. Fort Washington is an investment advisor registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). Except as stated below, no director, officer or partner of Fort Washington has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

* The address is 400 Broadway, Cincinnati, Ohio 45202.

The following list sets forth the business and other connections of the directors and executive officers of Fort Washington.

(1) Maribeth S. Rahe, President & Chief Executive Officer
(a) Life Trustee, New York Landmarks Conservancy; Life Trustee, Rush-Presbyterian-St. Luke’s Medical Center; Board Member, Chair, Audit Committee, Member, Compensation Committee, Consolidated Communications Illinois Holdings, Inc.; Vice Chair, Executive/Finance Committee, Cincinnati Arts Association; Member, Advisory Board and Partner-In-Action Committee, Sisters of Notre Dame de Namur; Member Advisory Board, Williams College of Business, Xavier University; Fund Advisory Board, Finance/Budget Committee, Cintrifuse; Board Member, Member Audit Committee, Chair Capital Markets Committee, First Financial Bank; Board Member, Marketing Committee, Greater Cincinnati Foundation; Member, Former President, Women’s Capital Club; Member, Former Executive Committee, Cincinnati Women’s Executive Committee; Member, Former President, Executive Committee Commonwealth Club
(b) President & CEO of Tristate Ventures, LLC*
(c) President, Buckeye Venture Partners, LLC
(d) President, W&S Investment Holdings, LLC
(e) President & CEO of Fort Washington Capital Partners, LLC

(2) Nicholas P. Sargen, Director

(3) John F. Barrett, Director
(a) Chairman of Board & CEO, The Western and Southern Life Insurance Company, Western-Southern Life Assurance Company, Western & Southern Financial Group, Inc., Western & Southern Mutual Holding Company
(b) Director & Chairman, Columbus Life Insurance Company, Integrity Life Insurance Company, National Integrity Life Insurance Company, The Lafayette Life Insurance Company, Fort Washington Investment Advisors, Gerber Life Insurance Company
(c) Director, Eagle Realty Group, Eagle Realty Investments
(d) President & Trustee, Western & Southern Financial Fund
(e) Board Member, Cintas Corporation
(f) Board Member, Americans for the Arts; Member & Executive Committee, Cincinnati Center City Development Corporation (3CDC); REDI Cincinnati; Member, Cincinnati Business Committee; Co-Chairman, Greater Cincinnati Scholarship Association; Member, Cincinnati Equity Fund; Honorary Trustee, Sigma Alpha Epsilon Foundation; former Chairman, Medical Center Fund, UC; Advisory Board, Barrett Cancer Center; former Vice Chairman, UC Foundation Capital Campaign; Honorary Chairman, UC Presidential Bicentennial Commission; Member, Business Roundtable; Former Director, American Council of Life Insurers; former member, Financial Services Roundtable

(4) Brendan M. White, Senior Vice President Co-Chief Investment Officer
(a) Board Member, Good Samaritan Hospital
(b) Board Member, Cincinnati Cancer Foundation

(5) James J. Vance, Senior Vice President, Co-Chief Investment Officer
(a) Board Member, Federal Home Loan Bank of Cincinnati
(b) Committee Member, Cincinnati Children’s Hospital Medical Center
(c) Board Member, Pro Football Focus, LLC
(d) Board Member, Global Graphene Inc.

(6) Michele Hawkins, Chief Compliance Officer & Managing Director
(a) Advisory Board Member, Xavier University Cintas Institute for Business Ethics & Social Responsibility

(7) Jay V. Johnson, Vice President and Treasurer

(8) Martin W. Flesher, Managing Director of Business Development and Client Service

(9) Jonathan D. Niemeyer, Director
(a) Board of Directors, Bethesda, Inc., Cincinnati Art Museum, Association of Life Insurance Counsel
(b) Director, Sr. Vice President, Chief Administrative Officer & General Counsel, Columbus Life Insurance Company, Eagle Realty Group, LLC, Eagle Realty Investments, Inc., Fort Washington Investment Advisors, Inc., The Lafayette Life Insurance Company
(c) Sr. Vice President, Chief Administrative Officer & General Counsel, The Western and Southern Life Insurance Company, Western & Southern Financial Group, Inc., Western-Southern Life Assurance Company, Western & Southern Mutual Holding Company
(d) Director, Sr. Vice President, Gerber Life Insurance Company

(10) Donald J. Wuebbling, Director
(a) Secretary & Counsel, The Western and Southern Life Insurance Company, Western- Southern Life Assurance Company, Western & Southern Financial Group, Inc., Western & Southern Mutual Holding Company, Columbus Life Insurance Company, The Lafayette Life Insurance Company
(b) Director, Touchstone Advisors, Inc., Touchstone Securities, Inc., W&S Financial Group Distributors, Inc., IFS Financial Services, Inc., Integrity Life Insurance Company, W&S Brokerage Services, Inc., Eagle Realty Group, Eagle Realty Investments, Integrity Life Insurance Company, National Integrity Life Insurance Company, Western & Southern Agency, Inc.

(11) Eric J. Walzer, Vice President , Investment Operations

(12) David T. Henderson, Sr. Vice President, Chief Actuary, Risk and Data Officer

(13) Jeffrey L. Stainton, Secretary

(14) Gerald J. Ulland, Chief Financial Officer & Managing Director Private Client Group
(a) Board Member, Mount Notre Dame Board of Trustees
(b) Finance Committee, Scripps Foundation

Sands Capital Management, LLC

Sands Capital Management, LLC (“Sands Capital”) is the sub-advisor for the Touchstone Sands Capital Select Growth Fund. The principal business address of Sands Capital is 1000 Wilson Blvd., Suite 3000, Arlington, VA 22209. Sands Capital is an investment adviser registered under the Advisers Act. The directors, officers and/or partners of Sands Capital have been engaged in the capacities listed below with other companies within the last two fiscal years:

Name and Position with Company	Other Company	Position with Other Company
Frank M. Sands Chief Executive Officer	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Investment Board Member Executive Management Team
Jonathan Goodman General Counsel	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	General Counsel
Dana McNamara Chief Administrative Officer Executive Managing Director	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Executive Management Team
Stephen Nimmo Executive Managing Director	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Provides client relations service
Thomas Perry Williams President, Executive Managing Director, Director of Research, Sr. Portfolio Manager	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Executive Management Team
Luke Iglehart Executive Managing Director, Client and Consultant Relations	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Executive Management Team
Brian Christiansen Executive Managing Director, Sr. Portfolio Manager	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Executive Management Team
Ian Ratcliffe Executive Managing Director, Managing Partner	Sands Capital Ventures, LLC 1000 Wilson Boulevard Suite 3000 Arlington, VA 22209	Portfolio Manager, Managing Partner, Executive Management Team

Leeward Investments, LLC

Leeward Investments, LLC (“Leeward”) is the sub-advisor for the Touchstone Mid Cap Value Fund and Touchstone Small Cap Value Fund. The principal business address of Leeward is One Boston Place, 201 Washington Street, 29th Floor, Boston, Massachusetts, 02108. Leeward is an investment advisor registered under the Advisers Act. Except as stated below, no director, officer or partner has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

Effective on March 1, 2022, Leeward replaced LMCG Investments, LLC (“LMCG”) as the Funds' sub-advisor. Leeward was formed as result of the reorganization of LMCG's U.S. value equity team into an employee-owned asset management firm.

EARNEST Partners, LLC

EARNEST Partners, LLC (“EARNEST Partners”) is the sub-advisor for the Touchstone Impact Bond Fund. The principal business address of EARNEST Partners is 1180 Peachtree Street, Suite 2300, Atlanta, GA, 30309. EARNEST Partners is an investment advisor registered under the Advisers Act. Except as stated below, no director, officer or partner has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

NAME AND POSITION WITH COMPANY	OTHER COMPANY	POSITION WITH OTHER COMPANY
Paul E. Viera
CEO and Manager	GREYBULL Partners LLC	CEO and Manager
	Maple Capital Partners, LLC	CEO and Manager
	Take-Two Interactive Software, Inc.	Director
	Harmony Analytics LLC	CEO and Manager
	Direct Scripts LLC	Member of the Board of Managers
Malin M. Eriksson	GREYBULL Partners LLC	COO
COO	Maple Capital Partners, LLC	CCO

	Credo Capital	Co‐founder and Chief Investment Officer
	WebBank	Board member
	Ingenico ePayments	Board member
	Hoist Finance	Board member
James M. Wilson	GREYBULL Partners LLC	CCO and Secretary
CCO and Secretary	Maple Capital Partners, LLC	CCO and Secretary
Carsten J. Fiege	GREYBULL Partners LLC	General Counsel
General Counsel	Maple Capital Partners, LLC	General Counsel

The London Company of Virginia d/b/a The London Company

London Company of Virginia d/b/a The London Company (“The London Company”) is a registered advisor providing sub-advisory services to the Touchstone Small Cap Fund and the Touchstone Mid Cap Fund. The address of The London Company is 1800 Bayberry Court, Suite 301, Richmond, Virginia, 23226. No director, officer or partner of The London Company has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

TOBAM S.A.S.

TOBAM S.A.S. (“TOBAM”) is an SEC-registered investment adviser providing sub-advisory services to Touchstone Anti-Benchmark International Core Equity Fund and Touchstone Anti-Benchmark US Core Equity Fund. The address is 49-53 Avenue des Champs Elysées, 75008 Paris, France. No director, officer or partner of TOBAM has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

Ares Capital Management II, LLC

Ares Capital Management II, LLC (“Ares”) is a registered investment advisor providing sub-advisory services to the Touchstone Ares Credit Opportunities Fund. The address of Ares is 2000 Avenue of the Stars, 12th Floor, Los Angeles, California 90067. No director, officer or partner of Ares has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

Rockefeller & Co., LLC

Rockefeller & Co., LLC (“Rockefeller”) is a registered investment advisor providing sub-advisory services to the Touchstone International ESG Equity Fund. The address of Rockefeller is 45 Rockefeller Plaza, Fifth Floor, New York, New York 10111. Officers and employees of Rockefeller and its affiliates may serve as non-executive directors of for-profit businesses, including financial services companies that provide services to Rockefeller and/or to clients of Rockefeller. Rockefeller has adopted procedures and practices in seeking to mitigate conflicts of interests that may result from such outside business affiliations. No director, officer or partner of Rockefeller has been engaged in any other business or profession of a substantial nature during the past two fiscal years.

ITEM 32. PRINCIPAL UNDERWRITERS:

(a) Touchstone Securities, Inc. acts as underwriter for the Touchstone Fund Complex.
(b) The following are the directors and officers of the underwriter. Unless otherwise noted, the address of the persons named below is 303 Broadway, Suite 1100, Cincinnati, Ohio 45202.
* The address is 400 Broadway, Cincinnati, Ohio 45202.

NAME	POSITION WITH UNDERWRITER	POSITION WITH REGISTRANT
E. Blake Moore, Jr.	President & Chief Executive Officer	President and Trustee
Jill T. McGruder	Director	Trustee
James N. Clark*	Director	None
Jonathan D. Niemeyer*	Director	None
Donald J. Wuebbling*	Director	None
Mary T. Mock	Senior Vice President	None
Terrie A. Wiedenheft	Chief Financial Officer	Controller/Treasurer
Amy Fisher	Vice President	None
Timothy J. Costanza	Vice President	None
Jay V. Johnson*	Vice President	None

Sharon L. Karp	Vice President	None
Timothy S. Stearns	Vice President, Chief Compliance Officer	Chief Compliance Officer
Sarah Sparks Herron*	Secretary	None
Benjamin J. Alge	Divisional Vice President	None
Timothy A. Bray	Divisional Vice President	None
Lindsay M. Connelly*	Assistant Vice President, Assistant Treasurer	None
John S. Musgrove*	Assistant Vice President, Assistant Treasurer	None
Michael S. Jones	Assistant Vice President	None
Jason T. Anderson	Assistant Treasurer	None
Michael Marchese, III	Assistant Treasurer	None

ITEM 33. LOCATION OF ACCOUNTS AND RECORDS

Books or other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940, as amended and the rules promulgated thereunder, are maintained as follows:

(a) With respect to Rules 31a-1(a); 31a-1(b)(1); (2)(a) and (b); (3);(6); (8); (12); and 31a-1(d), the required books and records will be maintained at the offices of Registrant’s Custodian:

Brown Brothers Harriman & Co. 40 Water Street Boston, Massachusetts 02109

(b) With respect to Rules 31a-1(a); 31a-1(b)(1),(4); (2)(C) and (D);(4); (5); (6); (8); (9); (10); (11); and 31a-1(f), the required books and records are maintained at the offices of the Registrant’s Administrator and Sub-Administrator:

Touchstone Advisors, Inc. 303 Broadway, Suite 1100 Cincinnati, OH 45202
BNY Mellon Investment Servicing (US) Inc. 4400 Computer Drive Westborough, MA 01581
The Bank of New York Mellon Investment Servicing (US) Inc. 201 Washington Street, 7th Floor Boston, MA 02108

(c) With respect to Rules 31a-1(b)(5), (6), (9) and (10) and 31a-1(f), the required books and records are maintained at the principal offices of the Registrant’s Advisor and sub-advisors:

Touchstone Advisors, Inc. 303 Broadway, Suite 1100 Cincinnati, OH 45202

Sands Capital Management, LLC 1000 Wilson Blvd, Suite 3000 Arlington, VA 22209

Fort Washington Investment Advisors, Inc. 303 Broadway, Suite 1200 Cincinnati, OH 45202

Leeward Investments, LLC One Boston Place, 201 Washington Street, 29th Floor Boston, MA 02108

EARNEST Partners, LLC 1180 Peachtree Street, Suite 2300 Atlanta, GA 30309

The London Company 1800 Bayberry Court, Suite 301 Richmond, VA 23226

TOBAM S.A.S. 49-53 Avenue des Champs Elysées, 75008 Paris, France

Ares Capital Management II, LLC 2000 Avenue of the Stars, 12th Floor Los Angeles, CA 90067

Rockefeller & Co., LLC 45 Rockefeller Plaza, Fifth Floor New York, New York 10111

ITEM 34. MANAGEMENT SERVICES NOT DISCUSSED IN PART A OR PART B

None.

ITEM 35. UNDERTAKINGS

None.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant certifies that it meets all of the requirements for effectiveness of this Post-Effective Amendment No. 133 to its Registration Statement on Form N-1A to be signed on its behalf by the undersigned, duly authorized, in the City of Cincinnati, State of Ohio, on January 27, 2023.

 TOUCHSTONE FUNDS GROUP TRUST

/s/E. Blake Moore, Jr.
E. Blake Moore, Jr., President and Trustee

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 133 to the Registrant’s Registration Statement on Form N-1A has been signed below by the following persons in the capacity and on the date indicated.

	*	Trustee	January 27, 2023
Karen Carnahan

	*	Trustee	January 27, 2023
William C. Gale

	*	Trustee	January 27, 2023
Sally J. Staley

	*	Trustee	January 27, 2023
Susan M. King

	*	Trustee	January 27, 2023
Kevin A. Robie

	*	Trustee	January 27, 2023
William H. Zimmer III

	*	Trustee	January 27, 2023
Jill T. McGruder

	/s/E. Blake Moore, Jr.	President and Trustee	January 27, 2023
E. Blake Moore, Jr.

	/s/Terrie A. Wiedenheft	Controller, Treasurer and Principal Financial Officer	January 27, 2023
Terrie A. Wiedenheft

*By:	/s/Terrie A. Wiedenheft		January 27, 2023
Terrie A. Wiedenheft
(Attorney-in-Fact Pursuant to Power of Attorney)

Exhibit Index

(j)(1)	Consent of Ernst & Young LLP